FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 5, 2006

Item 3: News Release:

A news release dated and issued on October 5, 2006 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold is pleased to provide initial assay results from its 34,000 foot resource expansion drill program currently underway at the 100% controlled Almaden gold project in southwestern Idaho.

Item 5: Full Description of Material Change:

Freegold Drilling Intercepts Deeper Gold Mineralization at Almaden

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Freegold extends depth of known resource-grade gold mineralization from 200 feet to 500 feet below surface in the southern portion of the deposit.

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2 drill rigs currently testing both depth and lateral extensions.  Updating of previous feasibility study to commence following completion of the 34,000-foot drill program and updating of gold resources.

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Testwork on optimizing gold recoveries is currently underway on 6 large-diameter core holes and 40 tons of recently blasted surface material.

October 5, 2006, (Vancouver, BC) -   Freegold Ventures Limited ("Freegold") is pleased to provide initial assay results from its 34,000-foot resource expansion drill program currently underway at the Company’s 100% controlled Almaden gold project in southwestern Idaho. Initial results indicate that the disseminated gold mineralization in the southern portion of the deposit (previously defined by holes approximately 200 feet in depth) extends down to a depth of 500 feet.

Drilling commenced in July with a single core rig.  A second drill rig (reverse circulation) was added in late September and approximately 9,000 feet of drilling has been completed to date.  The first 6 holes, totaling 2,990 feet, were large-diameter (PQ) core holes designed to test areas of known gold mineralization and recoveries throughout the mile-long deposit. These holes are part of an ongoing metallurgical testing program being conducted by McClelland Laboratories of Reno, NV to help determine the optimal relationship between fragmentation, crush size and gold recovery for the project.  The remaining 31,000 feet of drilling is being conducted to expand the overall project resource at depth and at the periphery of the deposit, where prior drilling encountered good thicknesses of resource grade mineralization.

Assay results have now been received from the first four holes. The first of these large-diameter core holes (C-37), collared 500 feet north of the open southern portion of the Main Zone, was strategically located to provide both representative material for metallurgical testing and a preliminary test for deeper gold mineralization beneath the 200 foot deep pit contemplated by Freegold’s 1997 feasibility study. Previous drilling in this area never determined the extent of mineralization at depth, as the majority of holes in this area ended in mineralization above the cutoff grade. Hole C-37 was drilled to a depth of 540 feet, and gold mineralization was successfully encountered over the first 500 feet, averaging 0.021 oz/ton (equivalent to the current resource grade for the deposit).  Included within this hole is a 100-foot interval (from 35-135’) grading 0.037 oz/ton, and a 130-foot interval (from 235-365’) grading 0.029 oz/ton.  Holes C-38 and C-39 generated lower grade and lower recovery material on the western extremity of the deposit for the metallurgical test program.  Hole C-40, located in the middle of the main zone returned 0.025 oz/ton over the first 210 feet (which coincides with the 210’ original pit depth).  Included within this hole is a 155-foot interval (from 15-170’) grading 0.032 oz/ton.

In addition to drilling, 40 tons of bulk material was blasted from three surface pits (2 in the Main Zone and 1 in the North Zone) in August and shipped to McClelland Laboratories as part of the gold recovery optimization testwork.  Assays from the 39 blast-holes (ranging in depth from 14 to 22 feet) averaged 0.02 oz/ton and are representative of the overall resource grade of the deposit.

Recent drilling 100 feet and 600 feet north of hole C-37 in core holes C-43, C-44, C-50 and C-51 and in the first RC hole, 708, have all encountered rocks containing pervasive quartz veining and extensive brecciation similar to that seen in hole C-37.  In the particular cases of holes C-43, C-50, and 708, this abundant quartz veining and brecciation also extends 250 to 300 feet below the originally designed 1997 pit bottom as was seen in hole C-37.  This material has recently been shipped for analysis, and further gold assays are expected in November.

Diamond drill core and RC samples are generally analysed on five foot intervals.  All samples are shipped to ALS Chemex at it’s Winnemucca, NV laboratory for preparation.   Pulps are shipped to ALS Chemex Laboratories in Vancouver, B.C. for analysis.  Gold values are determined using fire assay techniques with AA finish and multi element analysis using ICP-AES with aqua regia digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a TSX, OTCBB and Frankfurt listed company actively exploring advanced-stage North American gold projects.  Freegold has recently enhanced its management team with a new President and VP Exploration that have an excellent track record in generating shareholder value through the creation and operation of numerous North American gold producers. Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage, disseminated, epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Following a series of positive evaluation studies, Freegold commenced a 34,000-foot drill program aimed at further expanding the size of the resource prior to updating the feasibility study in 2007.  Freegold has also discovered new high-grade veins in surface trenching at its Golden Summit project outside Fairbanks, Alaska.  Further expansion and bulk sampling programs are underway for grade confirmation and cash flow generation purposes.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of October 2006.